SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    Form 6-K

      Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 OF
                      the Securities Exchange Act of 1934


                         For the month of November 2002

                          (Commission File No. 1-14668)

                            Energy Company of Parana
                  (Translation of registrant's name in English)

                            Rua Coronel Dulcidio, 800
                           80420-170 Curitiba, Parana
                          Federative Republic of Brazil
                                 (5541) 322-3535
                    (Address of Principal Executive Offices)


              (Indicate by check mark whether the registrant files
                   or will file annual reports under cover of
                            Form 20-F or Form 40-F.)

                           Form 20-F _X_ Form 40-F ___


                       (Indicate by check mark whether the
                    registrant by furnishing the information
                     contained in this form is also thereby
                        furnishing the information to the
                   Commission pursuant to Rule 12g3-2(b) under
                      the Securities Exchange Act of 1934.)

                                 Yes ___ No _X_

                                         Companhia Paranaense de Energia - COPEL
                                                        3rd Quarter 2002 Results


FOR IMMEDIATE RELEASE

Contacts in Brazil                                       Contacts in New York
Othon Mader Ribas                                        Richard Huber
011-5541-222-2027                                        212-807-5026
othon@copel.com                                          richard.huber@tfn.com

Solange Maueler                                          Isabel Vieira
011-5541-331-4359                                        212-807-5110
solange@copel.com                                        isabel.vieira@tfn.com



              COPEL ANNOUNCES RESULTS FOR THE END OF SEPTEMBER 2002


Curitiba, Brazil, November 14, 2002 - Companhia Paranaense de Energia - COPEL (NYSE: ELP/LATIBEX: XCOP / BOVESPA: CPL3, CPL6), a leading Brazilian utility company that generates, transmits, and distributes electric power to the State of Parana, today announced its operating results for the first nine months of 2002. All figures included in this report are in reais (R$) and were prepared in accordance with Brazilian GAAP (corporate law).


--------------------------------------------------------------------------------
HIGHLIGHTS
--------------------------------------------------------------------------------

- Net Income/Loss: From January through September 2002, COPEL accumulated R$ 49,9 million in losses, or R$ 0.1825 loss per lot of one thousand shares, with an operating margin (EBIT margin) of 25%.

- Market Expansion: From January through September 2002, total power consumption throughout COPEL's direct distribution area amounted to 13,065 GWh, representing an increase of 1.9% over the same period in 2001. Consumption in September 2002 was 4% greater than in September 2001, on account of the significant expansion rates recorded by some segments -- residential (2.2%), industrial (3.1%), commercial (6.8%) -- the latter caused by the establishment of several hypermarkets throughout the State -- and rural (12.1%) -- as crop production reflects the recovery of power consumption after the voluntary rationing.

- Araucaria Thermal Power Plant: On September 30th, the Araucaria Thermal Power Plant started operating. It is the first power generation facility in Parana to be fueled by natural gas and the first plant built under the Federal Government's Thermal Facility Priority Program to enter into commercial operation in Brazil.

- Power Sales: COPEL Generation took part in a federal power auction, selling 50 MW at a price of R$ 70/MW.

- Energy Surplus: COPEL's energy surplus should be 284 MW for 2002 and 657 MW for 2003.

- Injunction against ANEEL Act n. 288 (Depacho ANEEL 288): The injunction granted to COPEL against ANEEL Act no. 288/2002 is still in force. Although ANEEL has sought its suspension with the connected court, the remedy is still waiting to be judged.

- Itaipu Rate: Under ANEEL Resolution no. 570, the rate for the transfer of Itaipu power was set, effective October 23rd, 2002, at R$ 17.5374/kW (a 13.2% reduction off the previous rate). This reduction should result in an approximate R$ 14-million economic gain in 2002.

- FINEP Award: COPEL Generation was granted the FINEP Technological Innovation Award - Southern Region for the second year in a row, for the project of its Generation Operation Center, which remotely controls and oversees the operation of the Company's main power plants.

- The 100 Best Companies to Work For: COPEL Generation was included in the 2002 issue of the Exame Guide - The 100 Best Companies to Work For. COPEL Generation was the first state-owned company to be featured on this Guide.

- Global Finance Award: COPEL was once again selected to receive the Best Global Companies Award as the Best Power and Services Company in Latin America.

- Corporate Governance: The British economics and business magazine Euromoney ranked COPEL among the top ten Brazilian companies in terms of best Corporate Governance practices.

- Transparency Award: COPEL's annual balance sheets ranked among the ten best and most comprehensive ones published in Brazil in 2002.


--------------------------------------------------------------------------------
FINANCIAL AND OPERATING PERFORMANCE
--------------------------------------------------------------------------------

  COPEL's net loss was R$ 49.9 million for the first nine months of 2002. Net revenues reached R$ 1.971 billion, compared to the R$ 1.626 billion reported in same period of 2001. This 21.2% increase reflects the 17.31% increase in retail tariffs effective June 24th, 2001, and, to a smaller extent, the 10.96% increase effective June 24th, 2002; the increase of approximately 14% in supply tariffs between COPEL and small distributors; growth in revenues from the use of assets linked to the basic network, from R$ 40 million in September/2001 to R$ 102 million in September/2002; and a 1.9% growth in consumption.

The operating results reached R$ 492.2 million, a 24.3% growth over the same period last year.

The market grew 1.9% when compared to the same period last year. When comparing September 2002 with September 2001, the market increase was 4%, with very good growth rates for the residential class (2.2%), industrial class (3.1%) and commercial class (6.8%) and rural (12.1%) - as the power consumption bounced back in 2002, following a period of voluntary rationing by the Company's customers in 2001.

COPEL's total customers as of September 30, 2002 reached 2,994,364, a 2.5% increase when compared to the same period of the previous year.

At the end of September 30, 2002, total operating expenses reached R$ 1.506 billion, a 22.5% increase over the same period last year (R$ 1.230 billion). The main reasons for this increase are:

- The R$ 66,6 million registered in pension fund basically reflects, from 2002 on, the accounting of the increased provisions for liabilities, caused by actuarial computation, in accordance with Brazilian rules (CVM Resolution no. 371/2001).

- The 80.9% increase in "electricity purchased for resale" basically reflects the purchase of energy from ITAIPU and CIEN, since the energy is priced in dollars.

- The 67,7% increase in material, reflects the purchase of gas, in the amount of R$ 13,4 million, and the capacity purchase from Araucaria Thermal Plant, in the amount of R$ 3,4 million.

- Other operating expenses decreased 23.9% compared to the same period last year. This variation occurred due to the accounting of R$ 12.8 million, in the second quarter 2001, as additional provision for the Cofins charges.

Concerning the variation of parcel A components (CVA), the deferred amount totaled R$ 42.1 million, out of which 11.6 million have been recovered since June 24, 2002, and the remaining portion to be recovered in the next tariff adjustment.

The increase in financial expenses compared to the same period last year, reflects basically the devaluation of the Real, causing the Company to account for monetary variation (R$ 546 million).

The capital expenditures for the first nine months of 2002 amounted to R$ 286.1 million. Of this amount, R$ 36.3 million was invested in power generation, R$
39.4 million in transmission, R$ 116.2 million in distribution, R$ 12.3 million in Telecom and R$ 81.9 million in partnerships. (R$ 28.8 million were destined to Campos Novos Powerplant, another R$ 49 million to Araucaria, and R$ 4.1 million to other affiliates).

As of September 30, 2002, COPEL's total assets were R$ 9.768 billion. Debt amounted to R$ 2.277 billion, with a net debt-to-equity ratio of 45.6%.

COPEL's net equity is R$ 5 billion, representing R$ 18.25 per lot of thousand shares, and is 5.2% higher than the amount accounted on September 2001.

"The Company's bottom-line results basically reflect the effects of the exchange rate variation that occurred this period. From January through September, the Real devalued by 67.8% in relation to the US dollar. Of this amount 36.9% happened in just the third quarter", said Mr. Ricardo Portugal Alves, COPEL's CFO.

--------------------------------------------------------------------------------
ADDITIONAL OPERATING INFORMATION
--------------------------------------------------------------------------------

1.       MAIN OPERATIONAL AND FINANCIAL HIGHLIGHTS
(As of September 30, 2002)

Generation
      Number of power plants: 18 (17 hydroplants and 1 thermal plant) Total installed capacity: 4,548 MW
      Number of automated power plants: 14
      Number of substations: 15
      Number of automated substations: 11
      Transforming capacity: 2,244 MVA

Transmission
      Transmission lines:  6.792 km
      Number of substations: 125
      Number of automated substations: 113
      Transforming capacity: 14.653 MVA

Distribution
      Distribution lines: 159,289 km
      Number of substations: 226
      Number of automated substations: 133
      Transforming capacity: 1,331 MVA
      Number of consumers: 2,994,364
      DEC (outage duration by consumer/year): 10:07 hours
      FEC (outage frequency by consumer/year): 10.07 outages

Telecom
      OPGW optical cables: 2,800 km
      Self-sustained optical cables: 1,050 km
      Served cities: 60    Number of clients: 260

Administration
      Number of employees: 5,860
      Consumer/employee ratio in the distribution branch is 746

Financial
      Book Value: R$ 18.25/ per lot of one thousand shares
      EBITDA: R$ 703.6 million
      Liquidity: 1,62

      The EBITDA reached R$ 703.6 million, over R$ 607,8 in September/2001.

      COPEL net cash flow, for the period, amounted to R$ 361 million:

      NET CASH FLOW (January through September)

                                                  2002                2001
       -------------------------------------------------------------------------

       EBITDA                                  R$ 703.632          R$ 607.843
       -------------------------------------------------------------------------

       (-) Interest paid                      (R$ 130.689)        (R$ 91.967)
       -------------------------------------------------------------------------

       (+) Interest received                   R$ 43.633           R$ 40.122
       -------------------------------------------------------------------------

       (-) Taxes                               R$ 30.337           R$ (4.995)
       -------------------------------------------------------------------------

       (-) Investments                        (R$ 286.129)        R$ (309.223)
       -------------------------------------------------------------------------

                                 Net cash      R$ 360.784          R$ 241.780
       -------------------------------------------------------------------------


2.       CONSUMPTION BY CLASS

                                                                                          In GWh
-------------------------------------------------------------------------------------------------
Class                   September                               January - September
                 --------------------------------------  ------------------------------
                     2002            2001      %                  2002            2001     %
-------------------------------------------------------  ----------------------------------------
Residential           360             352         2.2            3,229           3,262      -1.0
Industrial            665             645         3.1            5,669           5,466       3.7
Commercial            224             210         6.8            2,028           1,994       1.7
Rural                  99              88        12.1              911             863       5.6
Other                 140             135         3.5            1,228           1,234      -0.5
-------------------------------------------------------  ----------------------------------------
Total               1,488           1,430         4.0           13,065          12,819       1.9
-------------------------------------------------------  ----------------------------------------


3.       TARIFFS (R$/MWh)

---------------------------------------------------------------------------------------------------------------
                TARIFFS                      September 2002            September 2001           % change
---------------------------------------------------------------------------------------------------------------
Retail                                           141.42                   130.18                   8.6
---------------------------------------------------------------------------------------------------------------
Supply to small power utilities                   56.32                    49.90                  12.9
---------------------------------------------------------------------------------------------------------------
Itaipu (purchase) *                              140.95                    97.57                  44.5
---------------------------------------------------------------------------------------------------------------

(*) Furnas transmission tariff included




3.1 RETAIL TARIFFS (R$/MWh)

--------------------------------------------------------------------------------
           TARIFFS      September 2002     September 2001        % change
--------------------------------------------------------------------------------
Residential                 220.43             194.54              13.3
--------------------------------------------------------------------------------
Industrial                   93.39              90.87               2.8
--------------------------------------------------------------------------------
Commercial                  182.31             160.41              13.7
--------------------------------------------------------------------------------
Rural                       129.23             110.76              16.7
--------------------------------------------------------------------------------
Other                       135.61             115.68              17.2
--------------------------------------------------------------------------------
Total Retail                141.42             130.18               8.6
--------------------------------------------------------------------------------



3.2      GROSS REVENUES BY CLASS (R$ thousands)

--------------------------------------------------------------------------------
             Revenues           September 2002      September 2001  % change
--------------------------------------------------------------------------------
Residential                         899,032             761,684       18.3
--------------------------------------------------------------------------------
Industrial                          764,923             618,395       23.7
--------------------------------------------------------------------------------
Commercial                          460,482             381,172       20.8
--------------------------------------------------------------------------------
Rural                               106,177              86,409       22.9
--------------------------------------------------------------------------------
Other classes                       197,529             161,606       22.2
--------------------------------------------------------------------------------
Supply                              160,296              89,565       79.0
--------------------------------------------------------------------------------
Use of Transmission Lines           102,259              39,753       157.2
--------------------------------------------------------------------------------
Telecom                             25,040               26,999       (7.3)
--------------------------------------------------------------------------------
Other                               44,259               53,178      (16.8)
--------------------------------------------------------------------------------
Total                              2,759,997           2,218,761      24.4
--------------------------------------------------------------------------------

[GRAPHIC OMITTED]                                      [GRAPHIC OMITTED]



4. ENERGY FLOW (GWh)

--------------------------------------------- ---------------------------------
COPEL's Total Available Power                  19,202
--------------------------------------------- ---------------------------------
Own Generation                                 13,002        (67.7%)
--------------------------------------------- ---------------------------------
Purchased Energy                                6,200        (32.3%)
---------------------------------------------- --------------------------------
State Demand                                   13,372
---------------------------------------------- --------------------------------
Retail                                         13,065        (97.7%)
---------------------------------------------- --------------------------------
Wholesale                                         307         (2.3%)
---------------------------------------------- --------------------------------

---------------------------------------------- --------------------------------
Initial Supply Contracts                          105
---------------------------------------------- --------------------------------
Bilateral Contracts                               474
---------------------------------------------- --------------------------------
Other                                          3,399
---------------------------------------------- --------------------------------
Free Customers                                    815
---------------------------------------------- --------------------------------
Losses                                         1,037
---------------------------------------------- --------------------------------



5.       STOCKHOLDERS (Millions of shares) as of  September 30, 2002

[GRAPHIC OMITTED]                                      [GRAPHIC OMITTED]

6. DEBT PROFILE  (September 30,2002)

                                                                               R$ 1,000
----------------------------------------------------------------------------------------
                          Short Term               Long Term               Total
----------------------------------------------------------------------------------------
 FOREIGN CURRENCY
----------------------------------------------------------------------------------------
   EUROBONDS                         23.893                  584.235            608.128
----------------------------------------------------------------------------------------
   BID                               38.590                  258.533            297.123
----------------------------------------------------------------------------------------
   NATIONAL TREASURY                 13.188                  239.037            252.225
----------------------------------------------------------------------------------------
   ELETROBRAS                         9.227                      138              9.365
----------------------------------------------------------------------------------------
   BANCO DO BRASIL S/A                7.956                   47.533             55.489
----------------------------------------------------------------------------------------
   TOTAL                             92.854                1.129.476          1.222.330
----------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------
                          Short Term               Long Term               Total
----------------------------------------------------------------------------------------
 DOMESTIC CURRENCY
----------------------------------------------------------------------------------------
   ELETROBRAS                        46.696                  402.725            449.421
----------------------------------------------------------------------------------------
   BNDES                              4.935                   10.935             15.870
----------------------------------------------------------------------------------------
   DEBENTURES                        27.916                  529.854            557.770
----------------------------------------------------------------------------------------
   FINEP                              5.067                        -              5.067
----------------------------------------------------------------------------------------
   TURNKEY                            2.584                      208              2.792
----------------------------------------------------------------------------------------
   FUNDACAO COPEL                    20.182                        -             20.182
----------------------------------------------------------------------------------------
   OUTROS                             1.009                    2.580              3.589
----------------------------------------------------------------------------------------
   TOTAL                            108.389                  946.302          1.054.691
----------------------------------------------------------------------------------------
                                        10%                      90%
----------------------------------------------------------------------------------------
  TOTAL                             201.243                2.075.778          2.277.021
----------------------------------------------------------------------------------------
                                         9%                      91%

                             [LETTERHEAD OF COPEL]


                                             SUMMARIZED FINANCIAL STATEMENTS
                                 AS OF AND FOR THE QUARTER ENDED SEPTEMBER 30, 2002
           Translation from the original in portuguese (amounts expressed in thousands of Brazilian Reais)

-----------------------------------------------------------------------------------------------------------------------
ASSETS                                                            Company                        Consolidated
----------------------------------------------------- --------------------------------  -------------------------------
                                                      06/30/2002 09/30/2002  9/30/2001 06/30/2002 09/30/2002 09/30/2001

Current Assets
 Cash                                                        183     1,322        523      66,258     36,089    64,612
 Cash equivalents                                        239,399   222,512    167,282     370,882    375,164   192,728
 Power purchase liquidity fund                           102,288    98,730     78,738     102,288     98,730    78,738
 Customers and distributors                                    -         -          -     744,118    751,432   541,745
 Accounts receivable                                       9,860     9,860      1,814      16,396     15,879    27,634
 Allowance for doubtful accounts                               -         -          -     (19,231)   (23,288)  (13,235)
 Services in progress                                      1,546     1,060      1,571      12,282     13,611    15,243
 Recoverable Rate Deficit (CRC)                                -         -          -      70,326     20,876    46,135
 Taxes and social contributions paid in advance            8,879     9,995      7,444      13,911    117,523    44,752
 Materials and supplies                                        -         -          -      20,089     17,971    15,988
 Deferred rate costs                                           -         -          -      12,620     19,195         -
 Prepaid expenses and other                                1,600     1,599        129      25,937     38,705    26,687

                                                         363,755   345,078    257,501   1,435,876  1,481,887 1,041,027

 Long-Term Assets
 Recoverable Rate Deficit (CRC)                                -         -          -     721,684    769,680   687,537
 Deferred income tax and social contribution tax         118,707   119,157    100,638     416,483    587,076   316,447
 Judicial deposits                                        48,158    53,935     49,999      66,982     75,379    52,066
 Intercompany receivable                                 948,921 1,241,385    700,975      36,033     36,792    47,946
 Deferred rate costs                                           -         -          -     302,967    325,881         -
 Other noncurrent assets                                   3,513     3,513      5,963      76,308     55,063    32,258

                                                       1,119,299 1,417,990    857,575   1,620,457  1,849,871 1,136,254

 Permanent
 Investments                                           5,105,261 4,949,449  4,742,963     500,112    505,266   399,896
 Property, plant and equipment
 In service                                                    -         -          -   5,442,205  5,459,373 5,420,494
 Construction in progress                                      -         -          -     452,387    471,624   525,805
                                                                         -          -   5,894,592  5,930,997 5,946,299

                                                       5,105,261 4,949,449  4,742,963   6,394,704  6,436,263 6,346,195

 Total Assets                                          6,588,315 6,712,517  5,858,039   9,451,037  9,768,021 8,523,476
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY                              Company                        Consolidated
----------------------------------------------------- --------------------------------  -------------------------------
                                                       6/30/2002 9/30/2002  9/30/2001   6/30/2002  9/30/2002 9/30/2001

Current Liabilities
 Loans and financing                                      13,174    37,081    197,683     149,757    173,327   329,664
 Debenture                                                25,342    27,916          -      25,342     27,916         -
 Suppliers                                                   706       612        715     320,935    412,323   122,630
 Taxes and social contributions                           40,151    40,222     38,328     158,416    134,236   111,096
 Dividends proposed                                          649       647     72,836         649        647    72,836
 Accrued payroll costs                                     3,387     3,382      3,080      53,510     59,425    57,976
 Pension plan and other post-retirement benefits               -         -          -      33,927     32,835    61,116
 Regulatory charges                                            -         -          -      27,275     35,021    31,861
 Customers and other current liabilities                     116       112         78      36,584     37,194    43,331

                                                          83,525   109,972    312,720     806,395    912,924   830,510

 Long-Term Liabilities
 Loans and financing                                     602,368   823,272    569,643   1,269,030  1,545,924 1,289,708
 Debenture                                               508,910   529,854          -     508,910    529,854         -
 Provision for contingencies                                   -         -          -     113,721    116,175   110,065
 Pension plan and other post-retirement benefits               -         -          -     639,954    633,291   707,656
 Taxes ans social contributions                          259,733   253,965    225,954     360,995    403,369   234,454
 Other liabilities                                             -         -          -       2,973      2,973    13,204
                                                       1,371,011 1,607,091    795,597   2,895,583  3,231,586 2,355,087

 Special liabilities                                           -         -          -     615,280    628,057   588,157

                                                       1,371,011 1,607,091    795,597   3,510,863  3,859,643 2,943,244

 Shareholders' Equity
 Capital stock                                         1,620,247 1,620,247  1,620,247   1,620,247  1,620,247 1,620,247
 Capital reserves                                      1,548,328 1,548,328  1,546,446   1,548,328  1,548,328 1,546,446
 Income reserves                                       1,965,204 1,826,879  1,583,029   1,965,204  1,826,879 1,583,029

                                                       5,133,779 4,995,454  4,749,722   5,133,779  4,995,454 4,749,722

 Total Liabilities and Shareholders' Equity            6,588,315 6,712,517  5,858,039   9,451,037  9,768,021 8,523,476
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
STATEMENT OF INCOME                                               Company                        Consolidated
----------------------------------------------------- --------------------------------  -------------------------------

                                                      from 07/01 from 01/01     01/01  from 07/01 from 01/01 from 01/01
                                                           /2002     /2002      /2001       /2002      /2002      /2002
                                                        to 09/30  to 09/30    a 30/09    to 09/30   to 09/30   to 09/30
                                                           /2002     /2002      /2001       /2002      /2002      /2002


Operating Revenues
 Electricity sales to final customers                          -         -  1,282,534     884,600  2,428,142 2,009,266
 Electricity sales to distributors                             -         -     64,067      60,756    160,296    89,565
 Use of transmission plant                                     -         -     27,173      46,416    102,259    39,752
 Telecom revenues                                              -         -     14,989       7,532     25,041    26,999
 Other revenues                                                -         -     36,592      13,785     44,259    53,178
                                                               -         -  1,425,355   1,013,089  2,759,997 2,218,760
 Deductions from Operating Revenues
 Regulatory charge - COFINS                                    -         -     41,317      37,941    105,267    71,572
 Regulatory charge - PASEP                                     -         -      8,952       8,221     22,808    15,507
 Value-added Tax - ICMS                                        -         -    296,333     219,570    607,367   463,027
 Tax on services - ISSQN                                       -         -        234         225        772       627
 Regulatory charges on customers                               -         -     30,929      26,709     52,394    41,866
                                                               -         -    377,765     292,666    788,608   592,599
 Net Operating Revenues                                        -         -  1,047,590     720,423  1,971,389 1,626,161

 Operating Expenses
 Personnel                                                   801     2,440    163,091      86,111    239,327   249,528
 Pension plan and other benefits                               -         -     14,925      21,262     66,615    24,062
 Materials and supplies                                        -         3     19,970      34,279     54,966    32,770
 Third-party services                                        418     3,431     63,213      42,909    116,205    92,261
 Electricity purchased for resale                              -         -    186,137     271,255    537,709   297,162
 Transmission of electricity purchased                         -         -      6,794       3,756     10,902    10,578
 Use of transmission system                                    -         -     62,849      36,853    103,683    97,889
 Depreciation and amortization                                 -         -    132,536      70,602    211,386   211,771
 Regulatory charges                                            -         -     99,254      40,383    121,488   155,086
 Other expenses                                              (36)      (21)    42,870      17,067     44,868    58,982
                                                           1,183     5,853    791,639     624,477  1,507,149 1,230,089

 Gross profit from energy services                        (1,183)   (5,853)   255,951      95,946    464,240   396,072
 Other income (expense)                                        -         -          -      28,006     28,006         -
 Equity in results of investees                         (155,812)  (56,081)   (14,114)    (11,286)   (13,104)   17,194
 Financial Income
 Income on temporary cash investments                     14,582    26,776     30,978      21,042     41,208    31,448
 Interest and commissions                                  2,781     4,725     28,077      15,724     43,633    40,122
 Exchange and monetary gains                                  10       885     31,994      57,567     89,577    52,554
 Forfeiture charges on electricity bills                       -         -     10,481       7,750     20,078    15,687
 ( - ) Taxation and social contributions on financial income(653)   (1,201)      (528)     (3,672)    (7,267)   (1,953)
 Other financial income                                      508       562      4,110       3,329      7,595     5,339
                                                          17,228    31,747    105,112     101,740    194,824   143,197
 Financial Expenses
 Debt charges                                              8,961     8,961     58,881      57,174    130,689    91,967
 Exchange and monetary losses                                  -         -    154,684     346,276    546,049   320,179
 Other financial expenses                                 (3,642)   11,225     25,417      24,757     57,161    35,962
                                                           5,319    20,186    238,982     428,207    733,899   448,108
 Financial Income/Expense, Net                            11,909    11,561   (133,870)   (326,467)  (539,075) (304,911)

 Income/loss from operations                            (145,086)  (50,373)   107,967    (213,801)   (59,933)  108,355

 Nonoperating Expenses, Net                                  (13)      (20)    (8,053)     (4,072)   (20,347)  (13,899)
 Income/Loss before Taxes                               (145,099)  (50,393)    99,914    (217,873)   (80,280)   94,456

 Income Tax and Social Contribution Tax
 Income tax                                                4,357    (1,427)    (7,303)     51,944     15,933    (3,289)
 Social contribution tax                                   2,417     1,877     (3,150)     27,604     14,404    (1,706)
                                                           6,774       450    (10,453)     79,548     30,337    (4,995)


 Net Income/Loss                                        (138,325)  (49,943)    89,461    (138,325)   (49,943)   89,461
 Earnings/Losses per thousand outstanding shares         (0.5055)  (0.1825)    0.3269     (0.5055)   (0.1825)   0.3269
-----------------------------------------------------------------------------------------------------------------------

INGO HENRIQUE HUBERT                                             RICARDO PORTUGAL ALVES
Chief Executive Officer                                          Chief Financial Officer

CEZAR ANTONIO BORDIN                                             Financial Statements audited by
Accountant CRC-MS-002887/0-8 T-PR                                DELOITTE TOUCHE TOHMATSU
CPF 097.284.659-04                                               AUDITORES INDEPENDENTES
                                                                 CRC SP 011.609/O-8 "S" PR
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                              WHOLLY-OWNED SUBSIDIARIES SUMMARIZED FINANCIAL STATEMENTS


                                AS OF AND FOR THE QUARTER ENDED SEPTEMBER 30, 2002
               Translation from the original in portuguese (amounts expressed in thousands of Brazilian Reais)


------------------------------------------------------------------------------------------------------------------------------
 A S S E T S                                              GER           TRA           DIS           TELECOM          PAR
------------------------------------------------------------------------------------------------------------------------------
                                                                                                                   "Proforma"
 Current Assets
 Cash and cash equivalents                                 116,544        32,328        34,166            4,083           298
 Accounts receivable                                       190,963        41,335       616,313            3,548         2,067
 Recoverable Rate Deficit (CRC)                                  -             -        20,876                -             -
 Taxes and social contributions paid in advance             21,116         5,738       101,439            1,067           797
 Materials and supplies                                          -         7,792         8,509            1,670             -
 Deferred rate costs                                             -             -        19,195                -             -
 Prepaid expenses and other                                 11,575         6,403        17,372            1,557           199
                                                           340,198        93,596       817,870           11,925         3,361
 Long-Term Assets
 Recoverable Rate Deficit (CRC)                                  -             -       769,680                -             -
 Deferred income tax and social contribution tax            80,961        40,308       333,937            9,841         2,872
 Judicial deposits                                           2,537         3,103        15,733               71             -
 Intercompany receivable                                   188,252        20,924        33,634                -             -
 Deferred rate costs                                             -             -       325,881                -             -
 Other noncurrent assets                                     1,566         6,447        43,520               17             -
                                                           273,316        70,782     1,522,385            9,929         2,872
 Permanent
 Investments                                                 6,001         2,312           497                -       452,528
 Property, plant and equipment                           3,187,711       912,591     1,689,188          141,229           278
                                                         3,193,712       914,903     1,689,685          141,229       452,806

 Total Assets                                            3,807,226     1,079,281     4,029,940          163,083       459,039
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 LIABILITIES  AND SHAREHOLDERS' EQUITY                    GER           TRA           DIS           TELECOM          PAR
------------------------------------------------------------------------------------------------------------------------------
                                                                                                                   "Proforma"
 Current Liabilities
 Loans and financing                                       104,164        20,998        48,165                -             -
 Debenture                                                       -             -        26,462                -             -
 Suppliers                                                  26,132         5,770       474,951            2,601             5
 Taxes and social contributions                              2,567        13,747        99,292            1,031             6
 Dividends proposed                                              -             -             -                -         9,860
 Accrued payroll costs                                      10,437         8,996        32,880            3,198           532
 Pension plan and other post-retirement benefits             6,344         5,433        17,323            3,650            85
 Regulatory charges                                          8,209           586        26,202               24             -
 Customers and other liabilities                             2,888         1,607        32,829                4             -
                                                           160,741        57,137       758,104           10,508        10,488
 Long-Term Liabilities
 Loans and financing                                     1,175,502       164,180       206,242                -             -
 Debenture                                                       -             -       429,854                -             -
 Pension plan and other post-retirement benefits           123,315       113,261       373,387           22,244         1,084
 Taxes and social contributions                             38,455             -       110,949                -             -
 Intercompany payable                                            -             -             -           19,621       110,771
 Provision for contingencies and other liabilities           4,856        10,990       103,022              280             -
                                                         1,342,128       288,431     1,223,454           42,145       111,855
 Special liabilities                                             -         7,139       620,918                -             -
                                                         1,342,128       295,570     1,844,372           42,145       111,855
 Shareholders' Equity
 Capital stock                                           2,338,932       751,989     1,607,168          120,650       330,718
 Income reserves                                           (34,575)      (25,415)     (179,704)         (10,220)        5,978

                                                         2,304,357       726,574     1,427,464          110,430       336,696

 Total Liabilities and Shareholders' Equity              3,807,226     1,079,281     4,029,940          163,083       459,039
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                                                 STATEMENT OF INCOME
                                AS OF AND FOR THE QUARTER ENDED SEPTEMBER 30, 2002
               Translation from the original in portuguese (amounts expressed in thousands of Brazilian Reais)

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                                                          GER           TRA           DIS           TELECOM          PAR
------------------------------------------------------------------------------------------------------------------------------
 Operating Revenues                                                                                                "Proforma"
 Electricity sales to final customers                        9,980             -     2,420,224                -             -
 Electricity sales to distributors                         647,354             -       126,733                -             -
 Use of transmission plant                                       -       212,516           248                -             -
 Telecom revenues                                                -             -             -           46,401             -
 Equity in results of investees                                  -             -             -                -       (16,710)
 Other revenues                                              9,335         2,370        33,303               54             -
 Deductions from operating revenues                        (44,981)      (12,610)     (725,203)          (5,814)          (67)
 Net Sales                                                 621,688       202,276     1,855,305           40,641       (16,777)
 Operating Expenses
 Personnel, pension plan and other benefits                 50,665        45,335       191,891           13,578         2,033
 Materials, supplies and third-party services               57,809        10,429       117,424            4,944         1,670
 Electricity purchased for resale                           20,188             -     1,356,403                -             -
 Depreciation and amortization                              75,246        25,401        97,487           13,219            33
 Regulatory charges and other expenses                      38,702         6,606       119,821            1,998        (1,064)
                                                           242,610        87,771     1,883,026           33,739         2,672
 Activities Income                                         379,078       114,505       (27,721)           6,902       (19,449)
 Financial Result
 Financial income                                           10,754         6,609       145,497              452           138
 Financial expense                                        (467,368)      (54,705)     (187,557)            (371)         (411)
                                                          (456,614)      (48,096)      (42,060)              81          (273)
 Other Operating Revenues/Expenses                         (31,864)            -        59,870                -             -
 Operating Income                                         (109,400)       66,409        (9,911)           6,983       (19,722)

 Nonoperating expense, net                                  (8,484)       (3,479)       (8,096)            (137)         (131)
 Income/Loss Before Taxes and Participation               (117,884)       62,930       (18,007)           6,846       (19,853)
 Income tax and social contribution tax                     41,264       (20,136)        9,107           (2,051)        1,703

 Net Income/Loss for the Period                            (76,620)       42,794        (8,900)           4,795       (18,150)
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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       COMPANHIA PARANAENSE DE ENERGIA - COPEL


Date:  November 19, 2002

                                  By    /s/ Ricardo Portugal Alves
                                       -----------------------------------------
                                       Name:  Ricardo Portugal Alves
                                       Title: Principal Financial Officer